United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
SUMMARY OF THE CAPITAL BUDGET FOR 2010

	Millions
Sources	US$	R$
Retained earnings (art 196)		6,653
Working capital		15,798

		22,451

Uses
Organic growth	9,875	17,194
Projects	8,647	15,056
Research and Development	1,228	2,138
Operations sustainability	3,019	5,257

	12,894	22,451

To translation the rate for December 31, 2009 is 1.00US$=R$1.7412
The details of the investments budget were released on October 19, 2009 by issuing press release, reproduced below.
Vale to invest US$12.9 billion in 2010
Rio de Janeiro, October 19, 2009 — Vale S.A. (Vale) announces that its Board of Directors has approved the investment budget for 2010, involving capital expenditures of US$12.9 billion1 dedicated to sustaining existing operations and to fostering growth through research and development (R&D) and project execution.
The capex budget for 2010 represents an increase of 29.3% over the US$10 billion invested in the last twelve-month period ended at June 30, 20092. The investment plan continues to reflect the focus on organic growth as the priority of our growth strategy: 76.6% of the budget is allocated to finance R&D and greenfield and brownfield project execution against an average of 71.1% over the last five years.
Given the existing assets and those which will come on stream in the near future we expect to maintain production growing at a brisk pace. Our output index, which encompasses the operational performance of all minerals and metals produced by Vale, is estimated to increase at an annual average rate of 12.6% in 2010-2014, a higher rate of expansion than the already high 11.2% per annum for 2003-2008.
Although iron ore and nickel will continue to be our main businesses, we plan to boost the production capacity of copper, coal and fertilizers, creating a more diversified portfolio of world-class assets. Given the current project pipeline, we expect to reach the following production flows in 2014: 450 million metric tons of iron ore, 380,000 metric tons of nickel, 650,000 metric tons of copper, 30 million metric tons of coal, 3.1 million metric tons of potash and 6.6 million metric tons of phosphate rock3.

[1]
The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). The main subsidiaries consolidated according to US GAAP are: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Urucum Mineração S.A., Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International, and CVRD Overseas.

[2]	The US$10 billion figure does not include expenditures of US$1.5 billion to acquire copper, coal, potash and iron ore assets.

[3]	Unexpected changes in demand and involuntary delays in project development can cause signification deviations from the production targets.

To enhance the competitiveness of our operations, we will continue to invest a sizeable amount of funds in our railroads, maritime terminals, shipping and power generation.
•	Our long-term view
Based on a long-term view of the market fundamentals for minerals and metals and rigorous discipline in capital allocation, Vale has invested US$59.5 billion4 over the last five years, creating significant shareholder value. As we strongly believe that the global recession did not affect the fundamentals, we will continue to pursue growth and value creation through investment in a fairly large number of organic growth options.
One of the most striking features of the last global economic cycle was the rapid pace of emerging economies growth, at 6.1% per annum, much faster than developed economies, where GDP increased by a yearly rate of only 2.4%.
Faster economic expansion and more intensive utilization led emerging economies to be the main drivers of the consumption of minerals and metals. For example, in this decade emerging economies were responsible for almost all of the world’s consumption growth of iron ore, carbon steel, aluminum, copper and nickel.
The share of emerging economies in global consumption of base metals increased to 59% in 2008 from 32% in 1993. China, the largest and fastest growing emerging economy, increased its market share in the seaborne trade of iron ore to 53.8% last year from only 9.7% fifteen years ago.
Rapidly growing emerging economies tend to make large investments in housing, infrastructure and industrialization, which are intensive consumers of minerals and metals. Real income growth from low levels leads to significant changes in consumption patterns, resulting in a much larger demand for consumer durables, metal intensive goods.
At the same time, increasing per capita income in emerging economies produces diet changes towards a larger intake of protein, thus stimulating the demand for fertilizers, key ingredients for grain crops.
In a long-term perspective, emerging economies tend to grow faster than developed mature economies to make their per capita incomes converge over time to the levels reached by the wealthiest economies. Convergence is primarily determined by the higher rates of return on physical and human capital, the faster increase of labor force and the stronger productivity growth in emerging economies.
As a matter of fact, convergence has been taking place in the post-World War II period, being more pronounced in the 60 ´s and 70 ´s and more recently, from the late 90 ´s until now. Emerging economies withstood the global financial shock much better than expected. As the global economy is starting a synchronized recovery, they are further ahead on the road to recovery. The rebound is primarily driven by China, India, Indonesia, other Asian emerging economies and Brazil.
Unless there is a major deterioration in the quality of macroeconomic policies, we expect convergence to remain for the foreseeable future, with emerging economies continuing to play a key role in the demand for minerals and metals.
In addition to factors directly linked to economic growth, the initiatives to change the energy matrix to reduce world reliance on sources of climate-changing greenhouse gases also tend to cause a positive impact on the long-term demand for minerals and metals.

[4]	This includes US$23.7 billion spent on acquisitions.

The move towards an increasing production of biofuels creates another source of demand growth for potash, given its importance for the production of sugar cane, corn and palm.
Solar, wind and nuclear power, which are free of CO2 emissions, are likely to increase their shares in the global energy matrix and the building of a meaningful capacity will contribute to boost the demand for metals.
The automobile industry seems to be in the initial stage of a new era, in which electric cars are expected to become its dominant product. Sales of hybrid electric vehicles (HEV) have been booming and Vale is the leading supplier of nickel for their batteries. This is still a very small market for nickel but it has great potential to expand over time.
On the supply side, geological factors make the availability of new world-class assets increasingly scarce and institutional factors pose barriers to mining investment, turning capacity expansion less responsive to price incentives.
The prospects for minerals and metals demand depend increasingly on growth in emerging economies, given their large shares in global consumption. This is particularly important to the extent that they tend, as we have seen, to grow faster than developed economies. Moreover, the demand for minerals and metals in emerging economies is more elastic to real income increase. At the same time, new technologies focused on the rise of non-climate changing sources of energy are likely to add further pressure on the demand for minerals and metals.
Accommodating continuous demand expansion will require substantial new capacity build-up. Geological and institutional constraints tend to contribute to a slow market adjustment and to generate the need to invest in higher-cost and lower-quality sources of supply.
Vale is best positioned to benefit from the strong long-term fundamentals of minerals and metals, given its world-class, long-life and low cost assets, wealth growth options in various segments of the metals and mining industry supplied by an exciting project pipeline and a global multi-commodity mineral exploration program, a long and successful track record in project development, discipline in capital allocation and financial strength.
The implementation over the near future of our investment plans, anchored on our values and extensive competitive advantages, is expected to create significant shareholder value across business cycles and multiple opportunities for economic and social mobility for the communities where we develop our operations.
•	The 2010 investment budget
The program for 2010 involves investments of US$12.894 billion, of which US$9.876 billion will finance organic growth, corresponding to 76.6% of total spending, with US$8.647 billion allocated to project execution and US$1.228 billion to R&D.
Budgeted expenditures with R&D allow for US$621 million to finance our global mineral exploration program, US$488 million for conceptual, pre-feasibility and feasibility studies to develop mineral deposits already identified, and US$119 million to be invested in new processes, technological innovation and adaptation.

Investments to sustain existing operations are budgeted at US$3.019 billion, which represents 4.8% of our asset base in June 2009.
The largest financial disbursements in 2010 are dedicated to the following projects: Carajás Serra Sul — mine S11D (US$1.126 billion), Salobo (US$600 million), Moatize (US$595 million), Onça Puma (US$510 million), Oman (US$484 million), Carajás Additional 30 Mtpy (US$480 million), Long-Harbour (US$441 million), and Rio Colorado (US$304 million).
Several projects are scheduled to be concluded in 2010: Carajás Additional 10Mtpy (iron ore), Oman (pellet plant and iron ore distribution center), Onça Puma (nickel), Bayóvar (phosphate), Tres Valles (copper), Estreito (power generation) and CSA (steel). In 2009, we concluded the Vargem Grande pelletizing plant and we are already in the initial stage of ramping up Goro, the nickel project in New Caledonia.
On the other hand, various projects will start to be developed in 2010: Conceição Itabiritos (iron ore), Vargem Grande Itabiritos (iron ore), Long-Harbour (nickel), Konkola North (copper), Rio Colorado (potash), Teluk Rubiah (distribution center in Malaysia), ALPA (steel) and Biofuels (energy).
In 2010, US$4.075 billion will be invested in non-ferrous minerals, representing 31.6% of the total capex for 2010, while ferrous minerals will demand US$3.863 billion, 30.0% of total capex. Expenditures in infrastructure are comprised of US$834 million for power generation and natural gas exploration and US$2.654 billion for logistics, in which the bulk will be dedicated to supporting the iron ore business capacity. We plan to invest US$892 million in the coal business in 2010 and US$343 million in steel projects.
INVESTMENT BUDGET — US$ million

By category	2010	%
Organic growth	9,876	76.6%
Projects	8,647	67.1%
R&D	1,228	9.5%
Support of existing operations	3,019	23.4%
Total	12,894	100.0%

By business area	2010	%
Ferrous minerals	3,863	30.0%
Non-ferrous minerals	4,075	31.6%
Logistics	2,654	20.6%
Coal	892	6.9%
Power generation	834	6.5%
Steel	343	2.7%
Others	235	1.8%
Total	12,894	100.0%

A large part of the capex budget, US$8.165 billion, representing 63.3%, will be invested in Brazil and US$1.153 billion in Canada. The program for 2010 also involves investments in Argentina, Australia, Chile, China, Indonesia, Malaysia, Mozambique, Oman, and Peru, among others.
•	Focus on corporate social responsibility
In line with our strategic priorities, investments in corporate social responsibility in 2010 will amount to US$999 million, of which US$829 million will be invested in environmental protection and conservation, and US$170 million in social projects.
New platforms of value creation
•	Ferrous minerals — leveraging on Carajás wealth
The future of our iron ore capacity increase relies on Carajás. It is one of the richest mineral provinces in the world, with 7.2 billion metric tons of proven and probable reserves and huge resources of the best iron ore, with high iron content and very low impurities. The focus on Carajás is an important move towards maximizing the profitability of our ferrous minerals operations, given the lower operational costs and the price premium over other iron ores arising from its superior value-in-use to the steel industry.
Our investment plans for iron ore involve a capacity expansion of 176 million metric tons per year (Mtpy) to be delivered over the next five years. A major part of this planned expansion, 130 Mtpy, will be sourced from Carajás. This entails the development of new mines, the building of processing plants and, particularly, the enlargement of the logistics infra-structure. Given the very large volumes, a highly efficient logistics system is extremely important for the competitiveness of the iron ore operations.
We are exploiting the long-term upward trend of pellets consumption, which is driven by environmental concerns — reduction of CO2 emissions -, increasing scarcity of lump ores and DRI capacity increases. This will be pursued through the construction of pellet plants either close to our iron ore mines, in Brazil, or to the consumers, in the Middle East and Asia, supplied by the increasing output of pellet feed in the Southeastern and Southern Systems. Currently, we are building two new plants, Tubarão VIII and Oman, that will add 16.5 Mtpy to our capacity of 43.5 Mtpy — not including the capacity of our joint ventures, 21.0 Mtpy of Samarco JV, 4.5 Mtpy of Hispanobras and 1.2 Mtpy of Zhuhai5.
Carajás Additional 10 Mtpy is a brownfield project with a relatively low capex cost per ton, US$29. It is being developed in the northern range of Carajás and scheduled to start-up in the first half of 2010. Investment is estimated to be US$90 million in 2010.
Carajás Additional 30 Mtpy, also being developed in the northern range of Carajás, has an estimated capex of US$2.478 billion and expected start-up for 1H12, still depending on environmental licensing. It involves a new beneficiation plant and investments in logistics assets to increase discharge, storage and shipment capacity at the Ponta da Madeira maritime terminal. For 2010, the capex budget is US$480 million.
Carajás Serra Sul (mine S11D) is the largest greenfield project in the history of Vale and also in the global iron ore industry. It will add 90 Mtpy to our production capacity and its estimated capex is US$11.297 billion. A major part of the cost, about US$7.8 billion, is related to expansion of the logistics infrastructure — railroad and maritime terminal — to increase the Northern System’s shipment capacity to 230 Mtpy by 2015.

[5]	Vale owns 50% of Samarco, 50.9% of Hispanobras and 25% of Zuhai.

The Carajás railroad will be extended by 100 km to be connected to the southern range of Carajás, there will be a duplication of 605 km of tracks and the building of the fourth pier of the Ponta da Madeira maritime terminal. The investment in the port facilities is expected to demand US$2.6 billion, being the largest investment in port infrastructure in Latin America.
Large investments in infrastructure account for the relatively high cost of capex per ton of Serra Sul. However, it paves the way for future low-capex cost brownfield projects while contributing to lower our average operational costs as its stripping ratio is only 0.4 and the high iron grades eliminate the need for concentration.
The conclusion of Carajás Serra Sul (mine S11D) is expected for the second half of 2013. In 2010, investments will be US$1.126 billion, US$360 million will be spent on the mine and beneficiation mill, while US$766 million will be allocated to logistics. The project is subject to approval by the Board of Directors.
In the Southeastern and Southern Systems, Vale is developing Apolo, a greenfield project, and will start the development of two brownfield projects, Conceição Itabiritos and Vargem Grande Itabiritos. Both Conceição Itabiritos and Vargem Grande Itabiritos aim to increase pellet feed capacity through the processing of low grade itabirites.
Apolo has a nominal capacity of 24 Mtpy and expected start-up for 1H14. Its estimated total capex amounts to US$2.509 billion, of which US$38 million will be spent in 2010. The project is subject to approval by the Board of Directors.
Conceição Itabiritos involves the construction of a concentration plant to add 12 Mtpy to the current nominal capacity of pellet feed, using as feed run-of-mine (ROM) from the Conceição mine, in the Itabira complex, Southeastern System. The estimated total capex is US$1.170 billion, of which US$184 million is budgeted for 2010. The expected start-up is 2H12. The project is subject to approval by the Board of Directors.
Vargem Grande Itabiritos, in the Southern System, also involves the construction of a concentration plant, which will be fed by itabirites produced by the Aboboras mine, with a nominal capacity of 10 Mtpy of pellet feed. The estimated total capex for Vargem Grande Itabiritos is US$975 million, of which US$79 million in 2010. The expected start-up is 2H12. The project is subject to approval by the Board of Directors.
We are analyzing the capacity expansion of the recently acquired iron ore assets in Corumbá, which reserves have high Fe content and a substantial volume of lump ore that can be employed in the direct reduction process. The project could increase Corumbá’s capacity up to 15.0 Mtpy from the current 2.5 Mtpy. The project is subject to approval by the Board of Directors.
Tubarão VIII will be the eighth pelletizing plant at the port of Tubarão, in Vitória, in the state of Espírito Santo, Brazil. Its start-up is scheduled for 2H12 with a nominal production capacity of 7.5 Mtpy. The total cost of this project is US$636 million. In 2010, expenditures are planned to reach US$122 million.
The Oman project encompasses the construction of a pelletizing plant with production capacity of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy at the Sohar port in Oman. The total capex is US$1.356 billion, with investments of US$484 million for 2010. The start-up is planned for 2H10.
Our joint venture in China — Zuhai — is expanding capacity to 3.2 Mtpy from the current 1.2 Mtpy. The estimated capex is US$100 million, of which US$5 million is budgeted for 2010.

In addition to these three projects under execution, we have devised several growth options through the construction of a pellet plant in Malaysia, a future expansion of Oman operations and several joint ventures under study in China.
The implementation of the new marketing policy requires additional investments. US$631 million is budgeted for building of our low cost portfolio of maritime freight to enhance competitiveness in the Asian market.
Another important component of our marketing policy is the building of distribution centers in Asia. These centers will act as “virtual mines”, which will improve our ability to serve clients in terms of timing and customization, an important enhancement of our competitiveness given the long geographic distance between our iron ore mines in Brazil and Asia. Simultaneously, we will use these facilities to customize our iron ore products through blending aiming to increase our market share in the fast growing Asian market.
In addition to the center in Oman, in 2010 we will start the construction of our distribution facilities in Malaysia, in Teluk Rubiah, near the Strait of Malacca, state of Perak. The Malaysian project comprises of a maritime terminal with enough depth to receive 400,000 dwt ore carriers and a stockyard capable of handling up to 30 million metric tons of iron ore in an initial phase. There is potential to expand it up to 90 million metric tons in the future.
The capex for this first phase is US$900 million, with disbursements of US$98 million for 2010. The start-up is planned for 1H13. The project is subject to approval by the Board of Directors. As mentioned before, we are studying the construction in the same site of a pellet plant with a capacity of 9 Mtpy of direct reduction and blast furnace pellets.
•	Non—ferrous minerals — multiple growth options across- the- board
Vale is in a privileged position for maintaining long-term profitable growth in non-ferrous minerals due to the availability of multiple attractive growth options in nickel, copper, bauxite and fertilizers.
We are the mining company with the highest potential for nickel production growth, given the size and quality of proven and probable reserves — the world’s largest and with a balance of sulphide and lateritic deposits — and our global portfolio of projects in Brazil, Canada, New Caledonia and Indonesia. Currently, we have four projects to come on stream: Goro, Onça Puma, Totten and Long-Harbour.
The Goro project, in Southern province of New Caledonia, is due to start the ramp up process through the feed to the first autoclave in the near term. It has a nominal production capacity of 60,000 metric tons per year (tpy) of nickel oxide and 4,600 tpy of cobalt. Capex cost totaled US$ 4.3 billion.
Onça Puma, in the state of Pará, Brazil, will be commissioned in 3Q10, with the start of commercial production in 2011. It is built on deposits of nickel lateritic saprolitic and expected to reach a nominal capacity of 58,000 tpy of nickel contained in ferronickel, its final product. The investment for this project is estimated at US$2.297 billion, with US$510 million to be spent in 2010.
Usually 60% of our nickel sales are destined to non-stainless steel applications — non-ferrous alloys, alloy steels, plating, foundry and other. The operations of Goro and Onça Puma will make feasible a more balanced sales distribution between stainless steel and non-stainless steel applications of nickel.

We are developing the Totten project, in Sudbury, Ontario, Canada. This is the re-opening of the old Totten mine, closed in 1972. It is expected to produce 8,200 tpy of nickel, alongside copper and precious metals as by-products. The total cost is estimated at US$362 million, with completion forecast for the first half of 2011. Disbursement in 2010 will be US$146 million.
Pursuant to a commitment with the Government of the Province of Newfoundland and Labrador, Canada, Vale is building a nickel processing facility, the Long-Harbour plant. It will have a nominal capacity to produce 50,000 tpy of finished nickel, utilizing the feed from the Ovoid mine of our Voisey’s Bay site. The total estimated capex is US$2.821 billion and start-up is scheduled for 1H13. The capex budgeted for 2010 is US$441 million.
We are developing three copper projects — Salobo, Salobo expansion (Salobo II) and Tres Valles — and next year we will begin the development of Konkola North. In addition, Vale has several projects to be developed over the next few years — Salobo III, Alemão, Cristalino, and Polo, all of them in Carajás. The projects and growth options will enable us to achieve a capacity to produce one million metric tons of copper per year.
In the first phase of development of the Salobo project, in Carajás, state of Pará, Brazil, the nominal capacity is estimated to reach 127,000 tpy of copper contained in concentrates, with 130,000 ounces of gold per year as a by-product. The capex for the project is estimated at US$1.152 billion, US$600 million of which to be spent in 2010. Salobo is scheduled to come on stream in the second half of 2011.
At the same time, we are developing the expansion of Salobo (Salobo II), with an additional output of 127,000 tpy of copper in concentrates. The estimated capex is US$855 million, of which US$66 million will be disbursed in 2010. The conclusion of Salobo II is scheduled for the second half of 2013.
Tres Valles, in the Coquimbo region of Chile, will have an estimated nominal production capacity of 18,000 tpy of copper cathodes, using SX-EW (solvent extraction electrowinning) processing plant. The total cost of the project is US$102 million, with a disbursement for 2010 of US$27 million and conclusion scheduled for the first half of the next year.
Konkola North, estimated to be the second-largest known resource in the Zambian Copperbelt, is an open-pit mine, with an estimated nominal production capacity of 44,000 tpy of copper in concentrates. Konkola North is part of our 50/50 joint venture with ARM in Africa. Vale’s total investment in the project is US$145 million, with a disbursement for 2010 of US$50 million. Project conclusion is scheduled for 2013. This project is subject to Board approval.
Simultaneously to project development, we are running UHC, a copper processing plant located in Carajás, built as part of our initiatives in technological innovation to optimize the utilization of copper resources. It is a plant with industrial scale, nominal capacity of 10,000 tpy of copper cathode, in which a new technology — hydro-metallurgical technology — is being tested to process copper ores with a higher degree of impurities.
As recently announced, we will build a new alumina refinery, Companhia de Alumina do Pará (CAP), supported by the expansion of the Paragominas bauxite mine (Paragominas III), both located in the Brazilian state of Pará.
The CAP refinery, which is 61%-owned by Vale, will be located in Barcarena, close to the operations of our subsidiary Alunorte.

The initial production capacity of the refinery will be 1.86 Mtpy of alumina, through two lines of 930,000 tpy each. The new refinery has potential for future capacity expansions up to 7.4 Mtpy. The estimated total capex for phase one of CAP is US$2.2 billion, of which US$60 million will be spent in 2010. Start-up is expected to take place in the second half of 2012.
Paragominas III will supply the bauxite to be consumed by the CAP refinery. The estimated total capex is US$487 million and it will increase the capacity of the Paragominas mine to 14.85 Mtpy from the current 9.9 Mtpy. Paragominas III is expected to start-up operations simultaneously with the first stage of CAP, in the second half of 2012. There will be no disbursement in 2010.
In the fertilizer business we have been operating only one potash mine since 1992, Taquari-Vassouras, in the state of Sergipe, Brazil, which has capacity to produce 850,000 tpy. However, Vale does have large growth potential deriving from a rich project pipeline. In the potash business we have Carnalita, near Taquari-Vassouras, Rio Colorado and Neuquén, in Argentina, and Regina, in Canada. In phosphates there is Bayóvar, Bayóvar II, both in Peru, and Evate, in Mozambique. As a consequence, there is potential to reach an output over 12 Mtpy of potash and 9 Mtpy of phosphate rock, a scale that would turn Vale into one of the leading global producers of fertilizer inputs.
We will start the development of Rio Colorado in 2010. It comprises an operation with an initial nominal capacity of 2.4 Mtpy of potash (potassium chloride, KCl), and potential to expand up to 4.35 Mtpy, the construction of a railway spur of 350 km, port facilities and a power plant. The estimated total capex for phase one of Rio Colorado is US$4.118 billion, of which US$304 million is budgeted for 2010. The start-up is expected to take place in 2H13. This project is subject to Board approval.
Vale is developing the Bayóvar project, in Sechura, department of Piura, Peru. Bayóvar is an open-pit mine, with nominal production capacity of 3.9 Mtpy of phosphate rock, supported by a maritime terminal. Estimated total capex is US$479 million, with expenditures of US$219 million in 2010. Conclusion is planned for the second half of 2010.
• Coal — building a new business
Coal is a new business for Vale as we entered the industry in 2007 through the acquisition of Australian assets. However, as in the fertilizer business we have potential to multiply our current production capacity, being able to reach 40 Mtpy by 2016. The increase is underpinned by the ramp up of current operations and the development of Moatize, Moatize II, both in Mozambique, Ellensfield, Eagle Downs and Belvedere6, in the Bowen Basin, state of Queensland, Australia.
After the installation of a longwall and the expansion of the CHPP (coal handling preparation plant), Carborough Downs, an underground mine in the Bowen Basin, state of Queensland, Australia, is ramping up to reach its nominal capacity of 4.8 Mtpy in 2011. El Hatillo, located in Cesar department, Colombia, is also ramping up to reach its nominal capacity of 4.5 Mtpy in 2012.
The Moatize project, in the province of Tete, Mozambique, involves an investment of US$1.322 billion, of which US$595 million is budgeted to be spent in 2010. It will have a nominal capacity to produce 11 Mtpy of coal, of which 8.5 Mtpy of metallurgical coal — hard coking coal — and 2.5 Mtpy of thermal coal. The start-up is expected for 1H11.

[6]	Vale owns 100% of Ellensfield, 50% of Eagle Downs and 51% of Belvedere and has a call option to buy the remaining 49% of the last one.

Moatize coal output will be transported by 600 km Sena-Beira railroad to a new maritime terminal in the port of Beira, province of Sofala, Mozambique. The coal terminal will be built by a concessionary owned by the Mozambican government.
At Moatize, Vale is building one of the largest CHPPs in the world on an operational site, with capacity to process 26 Mtpy of coal, to allow for the expansion of Moatize.
Given the limited capacity of the Sena — Beira railroad, the feasibility of the second phase of Moatize will depend on a different logistic solution. In this context, we are studying the construction of a new railroad from Moatize to Nacala, in the north of Mozambique, with approximately 200 km of extension, and a maritime terminal in Nacala.
Meanwhile, we are completing the feasibility studies for two Australian projects: Ellensfield, with potential for a nominal capacity of 4.5 Mtpy, and Eagle Downs, 2.4 Mtpy.
•	Steel — carrying out the strategy
The strategy for the steel industry is to incentivize new steelmaking projects in Brazil, one of the lowest-cost steel producing countries, investing in temporary minority stakes with the goal of being exclusive supplier of iron ore and pellets to the mills.
CSA will produce 5 million metric tons of steel slabs in a plant under construction in the state of Rio de Janeiro, Brazil, jointly with a maritime terminal and a thermal power plant. It will demand 8.5 million metric tons of iron ore and pellets per year to be exclusively supplied by Vale. Start-up is scheduled for the first half of 2010.
In a partnership with Dongkuk Steel, Vale is studying the feasibility of the CSP project to build a steel slab plant in the Brazilian state of Ceará. It will have a nominal production capacity of 3 Mtpy, with potential to be expanded to 6 Mtpy in a second phase. The first stage has an estimated total investment of US$4.0 billion, in which the size of Vale’s investment will depend on its final stake in the project. Start-up is expected for 2013. The development of this project depends on the conclusion of feasibility studies and the approval of its shareholders.
Vale is studying the construction of an integrated slab plant project to be located in the Brazilian state of Espírito Santo, the CSU project, with a nominal production capacity of 5 Mtpy. Start-up is expected for 2014. Simultaneously to the ongoing feasibility study, we are looking for potential partners for the project. CSU is subject to Board of Directors approval.
We are also taking several steps to implement the ALPA project, which involves the construction of a steel plant in Marabá, state of Pará, Brazil, with a nominal capacity of 2.5 Mtpy of semi-finished steel. Total estimated investment is US$2.760 billion and start-up is expected for 2013. The feasibility study is currently being conducted and investment expected for 2010 is US$192 million. The development of this project will be associated to various public investments in infrastructure. The project is subject to Board of Directors approval.

•	Power generation — enhancing the infrastructure
Energy management and generation is a key priority. As a large consumer of energy, we believe that investing in power generation to meet our consumption needs is an efficient way to protect against price volatility, regulatory uncertainties and supply risks.
Currently, we generate 34% of our global electricity consumption from our own power plants located in Brazil, Canada and Indonesia.
We aim to diversify and optimize our energy matrix by using hydropower, seeking to identify natural gas deposits in Brazil and studying the usage of renewable fuels, such as biodiesel.
We are building two hydroelectric power plants: Karebbe, in Indonesia, and Estreito, in Brazil.
Karebbe, located on the Larona River, will be the third hydropower plant to support our nickel operations on the island of Sulawesi, Indonesia. It is intended to reduce operational costs and generate power to allow the potential expansion of production to 90,000 tpy of nickel in matte. The total capex is estimated at US$410 million, with US$126 million to be disbursed in 2010. Karebbe is expected to come on stream in the first half of 2011.
The Estreito hydroelectric power plant, located on the Tocantins River, on the border of the Brazilian states of Maranhão and Tocantins, will have an installed capacity of 1,087 MW. Estreito is expected to come on stream in the second half of 2010. We own a 30% stake in the consortium that has the concession to build and operate the plant. Our estimated share of the total investment is US$514 million, with US$186 million to be disbursed in 2010.
We are investing in biodiesel, through a consortium. Vale’s stake in the consortium, whose goal is to produce 500,000 metric tons of palm oil per year, is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, which will be 100% built and operated by Vale, with estimated capacity of 160,000 metric tons of biodiesel per year.
Vale’s total investment in the consortium and the building of the biodiesel plant will be US$305 million, of which US$55 million will be disbursed in 2010.
Our biodiesel output will be dedicated to supplying the fleet of locomotives in the Carajás railroad and the bulk equipment of Carajás mines. This initiative complies in advance to the regulation which requires the use of B20 by 2020.
We will continue to invest in natural gas exploration in Brazil, with budgeted expenditures of US$300 million for 2010.

•	Description of the main projects

		Budget
		US$ million
Business	Project	2010	Total	Status
	Carajás — Additional 30 Mtpy	480	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Start-up planned for 1H12, depending on concession of environmental licenses.

	Carajás — Additional 10 Mtpy	90	290	This project will add 10 Mtpy of iron ore to current capacity. It involves investment in the overhauling of a dry plant and the acquisition of a new one. Start-up expected for 1H10.

	Carajás Serra Sul (mine S11D)	1,126	11,297	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 2H13, subject to obtaining the environmental licenses. The project is still subject to approval by the Board of Directors.

	Apolo	38	2,509	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H14. The project is still subject to approval by the Board of Directors.

	Conceição Itabiritos	184	1,170	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H12. The project is still subject to approval by the Board of Directors.

Ferrous Minerals/ Logistics	Vargem Grande Itabiritos	79	975	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Aboboras mine. Start-up expected for 2H12. The project is still subject to approval by the Board of Directors.

	Tubarão VIII	122	636	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.

	Oman	484	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10.

	Teluk Rubiah	98	900	It involves the construction of a maritime terminal that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in this first phase, and the possibility to expand it up to 90 million metric tons in the future. Start-up is planned for 1H13. The project is subject to approval by the Board of Directors.

Non-Ferrous Minerals	Onça Puma	510	2,297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Start-up expected for 2H10.

	Totten	146	362	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11.

		Budget
		US$ million
Business	Project	2010	Total	Status
	Long-Harbour	441	2,821	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using the ore from the Ovoid mine in our Voisey’s Bay mining site. The start-up is scheduled for 1H13.

	Salobo	600	1,152	The project will have a production capacity of 127,000 metric tons of copper in concentrate. Project implementation under way and civil engineering has started. Conclusion of work scheduled for 2H11.

	Salobo expansion (Salobo II)	66	855	The project will expand the Solobo mine annual production capacity from 127,000 to 254,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13.

	Tres Valles	27	102	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 1H10.

	Konkola North	50	145	Located in the Zambian copper belt, this is an open-pit mine and will have an estimated nominal production capacity of 44,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. Project conclusion is scheduled for 2013. This project is subject to Board approval.

	Bayóvar	219	479	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate rock. Project under implementation with conclusion scheduled for 2H10.

	Rio Colorado	304	4,118	The project includes the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash — KCl, with potential for a future expansion to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Start-up is expected to take place in the 2H13. This project is subject to Board approval.

	CAP	60	2,200	The new alumina refinery will be located in Barcarena, in the Brazilian state of Pará. The plant will have a production capacity of 1.86 Mtpy of alumina, with potential for future expansion to produce up to 7.4 Mtpy. Completion is expected in 2H12.

	Paragominas III	—	487	Paragominas III will add 4.95 Mtpy of bauxite to existing capacity, which completion scheduled for 2H12.

Coal	Moatize	595	1,322	This project is located in Mozambique and will have a production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Completion is scheduled for 1H11.

	Estreito	186	514	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

	Karebbe	126	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 90 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel. Work started and main equipment purchased. Scheduled to start-up in 1H11.

Energy

	Biofuel	55	305	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations